umicore

RECEIVED

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek





07022055

LegalCorp
Brussels, 23 March 2007

Dear Sir,

SUPPL

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The press release, dated February 27, 2007; entitled "EU Commission clears plans to create the world's leading producer of zinc metal";
- The convening notice to the extraordinary general meeting to be held on April 25, 2007; and
- The convening notice to the ordinary general meeting to be held on April 25, 2007.

Yours sincerely,

Umicore





J. Beeckmans
Manager Legal Corp. Dpt.

G Verhaegen
Senior Legal Counsel

Encl.

PROCESSED
APR 06 2007
THOMSON
FINANCIAL



Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

Press-release

27 February 2007

EU Commission clears plans to create the world's leading producer of zinc metal

Umicore is pleased to announce that the European Commission has unconditionally cleared the intended combination of its zinc smelting and alloying businesses with those of Australia's Zinifex which would lead to the creation of the world's pre-eminent zinc metal producer with operations on four continents.

Both parties are continuing to work together to complete final due diligence and structuring discussions with a view to signing a binding Business Combination and Sales Agreement (BSCA) by the end of the first quarter of 2007.

For more information on the EU Commission's decision please click on: http://www.europa.eu/rapid/pressReleasesAction.do?reference=IP/07/250&format=HTML&aged=0&language=EN&guiLanguage=en

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.8 billion (€ 1.9 billion excluding metal) in 2006 and currently employs some 17,000 people.

umicore

LIMITED LIABILITY COMPANY
Registered Office : rue du Marais 31 Broekstraat - 1000 Brussels
Company Number : 0401.574.852

The shareholders are invited to attend the ordinary general meeting, which will be held on Wednesday 25 April 2007, at 5.00 p.m., at the Auditorium De Ligne of Dexia Banque, rue de Ligne 2 De Lignestraat, 1000 Brussels.

In order to facilitate the keeping of the attendance list, the shareholders and/or their representatives will be welcomed to register as of 4 p.m..

AGENDA

1. Directors' report on the 2006 financial year.

2. Auditor's report on the 2006 financial year.

3. Approval of the annual accounts as at 31 December 2006 and the proposed appropriation of the result.

   Proposed resolutions :

   - Approval of the annual accounts as at 31 December 2006 showing a profit for the financial year in the amount of EUR 59.327.507,51.
   - Approval of the proposed appropriation of the result - including the dividend.

4. Discharge to the directors and auditor.

   Proposed resolutions :

   - Granting of a discharge to the members of the board of directors in respect of their mandates in 2006.
   - Granting of a discharge to the auditor in respect of its auditing assignment in 2006.

5. Board composition and remuneration.

   Proposed resolutions:

   - Reelection of Mrs Isabelle Bouillot as director for a period of three years expiring at the 2010 ordinary general meeting.
   - Appointment of Mr Shohei Naito as a new independent director for a term of three years expiring at the 2010 ordinary general meeting.

     Mr Shohei Nato, born on 17 November 1943, is of Japanese nationality. He holds a law degree of the Tokyo University and has been ambassador of Japan to Belgium from October 2003 till December 2006.
   - Approval of the board's remuneration proposed for the 2007 financial year constituting a fixed fee for a total amount of EUR 194,000 and a fee per attended meeting of EUR 5,000 for the Chairman and EUR 2,500 for the Directors.

Conditions for admission to the Ordinary General Meeting:

Pursuant to Article 536 of the Belgian Code of Companies and to Article 17 of the Articles of Association, and as a derogation from the conditions set forth in a) and b) of said Article 17, the board of directors has decided that shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Wednesday 18 April 2007, at midnight** Brussels time ("the **Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders' meeting.

In order to establish towards UMICORE that they hold their shares on the Record Date, the shareholders must proceed as follows:

a. For holders of registered shares:

- A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE at the latest on **Wednesday 18 April 2007 at midnight** (Brussels time).
  By courier sent to Umicore registered office
  or By fax: +32 2 227 79 13
  or By e-mail: info@umicore.com
  The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares at the Record Date.

b. For holders of bearer shares:

- Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, at the latest on **Wednesday 18 April 2007** before the close of business at such branch. The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to UMICORE by the relevant bank. The deposited shares will be made available again to their holders as from Thursday 19 April 2007 at the time of opening of such branch.

- Holders of **bearer shares on a deposit account** must notify one of the financial institutions listed below of the number of shares for which they want their shareholding to be established on the Record Date, at the latest on **Wednesday 18 April 2007 at midnight** (Brussels time). The holding of the shares on the Record Date will be established on the basis of a confirmation sent to UMICORE by the financial institutions.

  FORTIS BANQUE/FORTIS BANK
  BANQUE DEGROOF/BANK DEGROOF
  DEXIA BANQUE/DEXIA BANK
  ING
  KBC BANK/KBC BANQUE
  PETERCAM SA

The owner of bearer or registered shares can **vote by post** in accordance with Article 19 of the by-laws. Postal votes must be cast on the form prepared by Umicore.

The form for postal voting, approved by the board of directors, may be obtained from the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the form for postal voting must reach the company's registered office (attention J. Beeckmans) by Thursday 19 April 2007 at the latest.
The owner of bearer or registered shares can attend the meeting through a proxy holder.

Proxy forms, approved by the board of directors, may be obtained from the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention J. Beeckmans) by Thursday 19 April 2007 at the latest.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that, in accordance with Company Code, no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares.

Access to the ordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or its representative.

All documents requested by article 553 of the Companies Code will be at the disposal of the shareholders as from 6 April 2007. They will be sent to the registered shareholders on the same date.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Auditorium De Ligne of Dexia Bank.

umicore

LIMITED LIABILITY COMPANY
Registered office: rue du Marais 31 Broekstraat - 1000 Bruxelles
Company number 0401.574.852

In view of the fact that the extraordinary general meeting held on 22 March 2007 was unable to validly conduct business and deliberate on the items on the agenda, owing to the absence of a quorum, shareholders are requested to attend the extraordinary general meeting which will be held on Wednesday 25 April 2007 following the ordinary general meeting convened at 5.00 p.m., at the Auditorium De Ligne of Dexia Banque, rue de Ligne 2 De Lignestraat, 1000 Brussels. This meeting will validly conduct business and deliberate on the items on the agenda irrespective of the number of shares represented.

The board of directors has unanimously decided to modify the initial agenda by :
- adding an amendment related to Article 16 of the by-laws : as from 2008 the ordinary general meeting of shareholders will take place on the last Tuesday of April at 5 p.m. instead of on the last Wednesday of April at 5 p.m.
- changing the maximum stock price at which the company may buy its own shares : EUR 250 instead of EUR 200;

In order to facilitate the keeping of the attendance list on 25 April 2007, the shareholders and/or their representatives will be welcomed to register as of 4 p.m..

AGENDA

Consequently, the agenda is the following:

1. ***Amendment of the articles of association in order to comply with the Belgian Law of 14 December 2005 and the Royal Decree of 12 January 2006 related to the abolition of bearer shares***

   In order to comply with the Belgian Law of 14 December 2005 and the Royal Decree of 12 January 2006 related to the abolition of the bearer shares, it is proposed to modify the articles of association as indicated below.

   Article 7. – Nature and ownership of the stock – Calls on shares.

   Proposal to cancel and replace the first and second paragraphs by the following paragraphs:

   "Shares which have not been fully paid up are registered shares. Fully paid up shares and other company securities exist in registered, bearer or dematerialised form and all shareholders are entitled to request, at any time, that their fully paid-up shares be converted from one form to another form, within the limits of the law and without prejudice to the provisions set out in the last sentence of the second paragraph of Article 6.

   Dematerialised shares are represented by an entry in an account held in the name of its owner with an authorised account holder or with the clearing institution. The transfer of dematerialised shares is registered from one account to another account. The number of dematerialised shares in circulation is registered in the name of the clearing institution, per share category, in the company register of registered shares.

A register for each registered share category is held at the company's registered office. This register may be held electronically. All shareholders may read the register entry referring to their shares. The board of directors may assign a third party of its choice to hold the electronically registered shares registers."

Proposal to add the following paragraphs to the end of Article 7:

"Transitional provisions

The company may issue bearer shares and registered shares can be converted into bearer shares up to and including 31 December 2007.

As from 1 January 2008, bearer shares booked into a securities account shall be automatically converted into dematerialised shares.

As from 1 January 2008, bearer shares not yet booked in a securities account shall be automatically converted into dematerialised shares as from the time they are booked into a securities account.

As from 1 January 2008, bearer shares subject to a stop shall be registered in the name of the party having placed a stop in a specific registered share register held at the company's registered office or by the third party appointed for that purpose by the board of directors."

Article 18. – Conduct of Meetings of shareholders

Proposal to cancel and replace the first sentence of the third paragraph by the following sentence:

"Irrespective of the items on the agenda, the board of directors or the bureau of the general meeting (making its decisions by majority vote) shall have the right to adjourn any ordinary or other general meeting of shareholders."

Proposal to cancel and replace the last sentence of the third paragraph by the following sentence:

"The carrying out of new attendance formalities shall be accepted within the time period specified in the articles of association."

2. ***Change of the date of the ordinary general meeting of shareholders***

Article 16.- Convening general meetings of shareholders.

Proposal to cancel and replace the first sentence of the first paragraph by the following sentence :

"A general meeting of shareholders, known as the "ordinary" general meeting, will be held each year on the last Tuesday in April at 5.00 p.m. at the company's registered office or at any other location in Belgium specified in the notice convening the meeting."

3. *Acquisition of own shares*

Proposal to authorise the company to acquire on the stock market, until the 2008 ordinary general meeting of shareholders, own shares in the company, within the limits provided for by Articles 620 and following of the Company Code, at a price per share of between EUR 20 and EUR 250.

This proposal also covers the proposal to authorise the company's subsidiaries to acquire on the stock market, or in any other way whatsoever, shares in the company in accordance with the conditions of the authorisation granted to the company.

Conditions of admission to the extraordinary general meeting:

Pursuant to Article 536 of the Company Code and to Article 17 of the Articles of Association, and as a derogation of the conditions set forth in a) and b) of said Article 17, the board of directors has decided that shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Wednesday 18 April 2007, at midnight** (Brussels time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

a. For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE at the latest on **Wednesday 18 April 2007 at midnight** (Brussels time)
By courier sent to Umicore registered office
or By fax: +32 2 227 79 13
or By e-mail: info@umicore.com
The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

b. For holders of bearer shares:

- Owners of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Wednesday 18 April 2007** before the close of business at such branch. The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank. The deposited shares will be made available again to their shareholders as from Thursday 19 April 2007 at the time of opening of such branch.

- Owners of **bearer shares on a deposit account** must notify one of the financial institutions listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Wednesday 18 April 2007 at midnight** (Brussels time). The holding of the shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the financial institutions.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The owner of bearer or registered shares can **vote by post** in accordance with Article 19 of the by-laws. Postal votes must be cast on the form prepared by Umicore.

The form for postal voting, approved by the board of directors, may be obtained from the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention J. Beeckmans) by Thursday 19 April 2007 at the latest.

The owner of bearer or registered shares can attend the meeting through a proxy holder.

Proxy forms, approved by the board of directors, may be obtained from the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention J. Beeckmans) by Thursday 19 April 2007 at the latest.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that, in accordance with Company Code, no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Auditorium De Ligne of Dexia Bank.

END